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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 8-A/A


                For Registration of Certain Classes of Securities
                     Pursuant to Section 12(b) or (g) of the
                         Securities Exchange Act of 1934



                            OAKWOOD HOMES CORPORATION
--------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

              NORTH CAROLINA                             56-0985879
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         (State of incorporation)           (I.R.S. Employer Identification No.)

    7800 McCloud Road, Greensboro, NC                    27409-9634
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 (Address of principal executive offices)                (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

        Title of each class                 Name of each exchange on which
        to be so registered                 each class is to be registered
        -------------------                 ------------------------------

Right to Purchase Junior Participating       New York Stock Exchange, Inc.
      Class A Preferred Stock


If this Form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General
Instruction A.(c), check the following box.                                 [X]

If this Form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General
Instruction A.(d), check the following box.                                 [_]

Securities Act registration statement file number to which this Form relates:
1-7444

Securities to be Registered Pursuant to Section 12(g) of the Act:

                                      None
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Item 1.  Description of Securities to Be Registered.

     On August 8, 1991, the Board of Directors (the "Board") of Oakwood Homes Corporation (the "Company") authorized the Company to enter into the Shareholder Protection Rights Agreement, dated as of August 8, 1991 (the "Original Rights Agreement"), between the Company and Wachovia Bank of North Carolina, N.A., as rights agent. In connection therewith, the Board authorized and declared a dividend of one right to purchase Junior Participating Class A Preferred Stock (a "Right") for each outstanding share of Common Stock of the Company, par value $.50 per share (the "Common Stock"). Rights were distributed to the shareholders of record of Common Stock outstanding at the close of business on August 23, 1991. Each Right entitles the registered holder to purchase from the Company one two-hundredth of a share of Junior Participating Class A Preferred Stock of the Company, $100 par value (the "Preferred Stock"), at a current exercise price of $100.00 per one two-hundredth of a share of Preferred Stock as adjusted to date and subject to any future required adjustment (the "Exercise Price").

     On July 24, 2001, the Board approved certain amendments to the Original Rights Agreement and authorized the Company to enter into an Amendment to the Original Rights Agreement (the "Amendment"). On July 25, 2001, the Company entered into the Amendment (the Original Rights Agreement, as amended, is referred to as the "Rights Agreement") with First Union National Bank, N.A., as successor rights agent. The amendments to the Original Rights Agreement consist of extending the term of the Rights Agreement to August 22, 2004, and making certain other minor changes, including (i) making a specific reference to a statutory share exchange as a flip-over event, (ii) confirming the Redemption Price of $.005, (iii) deleting the requirement that the Company send notice to holders of the Rights upon an adjustment of the Exercise Price, (iv) conditioning the Rights Agent's obligation to execute amendments or supplements on receipt of an officer's certificate from the Company stating that such amendment or supplement is in compliance with the Rights agreement and (v) requiring the Rights Agent's consent to any amendment or supplement that changes the duties or liabilities of the Rights Agent under the Rights Agreement.

     Currently, the Rights are attached to all currently outstanding shares of Common Stock and the Rights will be attached to any new shares of Common Stock representing shares hereafter issued. As of July 31, 2001, there were 9,530,507 shares of Common Stock outstanding.

     Until the earliest to occur of (i) the tenth business day following the public announcement that a Person has become the beneficial owner of 20% or more of the outstanding shares of Common Stock (an "Acquiring Person"), (ii) the tenth business day following the public announcement that any Person has commenced a tender or exchange offer which, if consummated, would result in such a Person becoming an Acquiring Person, or (iii) the date, following the public announcement that a Person has become an Acquiring Person, on which (a) the Company participates in a statutory share exchange with, consolidates with, or merges with and into any other person, (b) any person participates in a statutory share exchange, consolidates or merges with and into the Company and the Company is the continuing or surviving entity of such a merger or (c) the Company sells, mortgages or otherwise transfers in one or more transactions, assets or earning power aggregating more than 50% of the assets or earning power of the Company and its subsidiaries to any other Person (the earliest of such dates being called the "Separation Time"), the Rights will be evidenced by the associated share of Common Stock together, in the case of certificates issued prior to August 23, 1991, with the letter mailed to the shareholders describing the Rights Agreement (the "Letter to Shareholders"). Until the Separation Time (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after August 23, 1991, upon transfer or new issuance of Common Stock, will contain a notation incorporating the Rights Agreement by reference.
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     The Rights Agreement provides that, until the Separation Time (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Stock. Until the Separation Time (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates representing shares of Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Separation Time, separate certificates evidencing the Rights (the "Rights Certificates") will be mailed to holders of record of the Common Stock as of the close of business at the Separation Time and such separate Rights Certificate alone will thereafter evidence the Rights.

     The Rights are not exercisable until the Separation Time. The Rights will expire on August 22, 2004 (the "Expiration Time"), unless the Expiration Time is extended or the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

     The Exercise Price to be paid upon exercise of the Rights is subject to adjustment (i) in the event of a share dividend on the Common Stock, (ii) upon a subdivision of the Common Stock, or (iii) upon the combination of the outstanding Common Stock into a smaller number of shares of Common Stock. With certain exceptions, no adjustment in the Exercise Price will be required until cumulative adjustments require an adjustment of at least 1% in such Exercise Price. The number of outstanding Rights and the number of Rights and/or securities or other property purchasable upon exercise of the Rights are also subject to adjustment in the event of the issuance or distribution of any securities or assets in respect of, in lieu of or in exchange for Common Stock (other than pursuant to a regular periodic cash dividend or a dividend paid solely in Common Stock) whether by dividend, in a reclassification or recapitalization, or otherwise, occurring in any such case prior to the Separation Time, as the Board of Directors of the Company deems appropriate to protect the interests of the Rights holders generally. The Exercise Price is currently $100.

     Preferred Stock purchasable upon the exercise of the Rights will not be redeemable. Each whole share of Preferred Stock will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share, and will be entitled to an aggregate dividend of two hundred times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Preferred Stock will be entitled to the greater of $100 per whole share or two hundred times the payment to be made per share of Common Stock. Each whole share of Preferred Stock will have two hundred votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation, statutory share exchange or other transaction in which Common Stock is exchanged, each share of Preferred Stock will be entitled to receive two hundred times the amount received per share of Common Stock. These rights are protected by customary anti-dilution provisions.

     Because of the nature of the Preferred Stock's dividend and liquidation rights, the value of the one two-hundredth interest in a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

     Following the date ten days after the public announcement that any Person has become an Acquiring Person, each holder of a Right, other than an Acquiring Person, whose Rights are void, will thereafter have the right to receive, upon payment of the Exercise Price, that number of shares of Common Stock having a market value of two times the Exercise Price. In the event that any Person becomes an Acquiring Person and the Company is subsequently acquired in a merger, statutory share exchange or other business combination or transaction or 50% or more of its consolidated assets or earning power are sold, each holder of a Right, other than an Acquiring Person, whose Rights are void, will thereafter have the right to receive, upon payment of the Exercise Price, that number of shares of
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capital stock of the acquiring company which at the time of such transaction have a market value equal to two times the Exercise Price.

     At any time after any Person becomes an Acquiring Person and prior to the acquisition by such Person of 50% or more of the outstanding Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by the Acquiring Person, whose Rights are void), in whole, at an exchange ratio of one share of Common Stock, or one two-hundredth of a share of Preferred Stock, per Right (subject to adjustment).

     At the option of the Company, fractional shares of Preferred Stock may be issued upon the exercise of Rights. If the Company elects not to issue certificates representing fractional shares, it will requisition depositary receipts representing the fractional shares to be purchased or, in lieu thereof, payment in cash will be made based on the market price of one share of the stock issuable upon such exercise on the date of exercise.

     At any time prior to the date ten days after the public announcement that any Person has become an Acquiring Person, the Company may redeem the Rights in whole, but not in part, at a price of $.005 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors of the Company in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price in cash.

     The terms of the Rights Agreement may be amended by the Company and the Rights Agent, without the consent of the holders of the Rights, in any respect prior to the date ten days after the public announcement that any Person has become an Acquiring Person, including, without limitation, an amendment to lower the 20% thresholds described above (including the threshold for a Person becoming an Acquiring Person) to not less than the greater of (i) the largest percentage of the outstanding Common Stock then known by the Company to be beneficially owned by any Person or (ii) 10%. In addition, the terms of the Rights Agreement may be amended at any time in any respect which does not adversely affect the interests of the holders of the Rights generally.

     Until a Right is exercised, the holder thereof, as such, will not have rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors, except pursuant to a tender offer which provides for the acquisition for cash of all of the outstanding Common Stock held by any person other than the offeror and its affiliates and which results in such offeror becoming the beneficial owner of 85% or more of the Common Stock then outstanding. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Rights may be redeemed by the Company at the Redemption Price prior to the date ten days after the public announcement that a person or group has become the beneficial owner of 20% or more of the Common Stock.

     The Amendment to the Original Rights Agreement is filed herewith as Exhibit 2 and incorporated herein by reference. The Original Rights Agreement was filed as Exhibit 1 to the Registration Statement on Form 8-A filed by the Company on August 23, 1991 and is incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such exhibits.
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Item 2.  Exhibits.

         The following exhibits are filed as part of the Registration Statement:

         1 Shareholder Protection Rights Agreement, dated August 22, 1991, by and between the Registrant and Wachovia Bank of North Carolina, N.A., together with the Form of Rights Certificate attached as Exhibit B thereto (Exhibit 1 to the Company's Registration Statement on Form 8-A filed August 23, 1991).

         2 Amendment to Shareholder Protection Rights Agreement dated July 24, 2001 by and between the Registrant and First Union National Bank, N.A. (filed herewith).
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                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              OAKWOOD HOMES CORPORATION


                                              By: /s/ Myles E. Standish
                                                  -----------------------------
                                                  Name:  Myles E. Standish
                                                  Title: Chief Executive Officer
                                                         and President

Dated:  August 2, 2001